FirstSun Capital Bancorp 1400 16th Street, Suite 250 Denver, CO 80202 (303) 831-6707 SunflowerBank.com FirstNational1870.com

August 6, 2021

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attention: Julie Griffith

Re:	Request for Acceleration
FirstSun Capital Bancorp (the “Registrant”)
Registration Statement on Form S-4 (File No. 333-258176)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 5:00 p.m., Eastern Time, on Tuesday, August 10, 2021, or as soon thereafter as practicable.

Please contact our counsel, Allie Nagy, at (404) 322-6153 with any questions you may have concerning this letter, or if you require any additional information. Please notify Ms. Nagy when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

FirstSun Capital Bancorp

By:	/s/ Robert A. Cafera, Jr.
Robert A. Cafera, Jr.
Chief Financial Officer